Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

April 24, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Kevin Rupert & Valerie Lithotomos

Re:	Permal Hedge Strategies Fund

Dear Sir or Madam:

On behalf of Permal Hedge Strategies Fund (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended.

Securities and Exchange Commission	-2-	April 24, 2013

The primary material changes from the Fund’s previous post-effective amendment to the Registration Statement filed on November 26, 2012 and declared effective on November 29, 2012 relate to the fact that the Fund will be a feeder fund in a master/feeder structure investing substantially all of its investable assets in a master fund that will be a fund-of-funds rather than itself being a fund-of-funds. Moreover, it is anticipated that the Fund will file a post-effective amendment to the Registration Statement including audited financial information of the Fund for the fiscal year ended March 31, 2013.

-3-	April 24, 2013

The Fund would appreciate receiving any comments on the Registration Statement at your earliest convenience, and in any case within thirty days of the date of filing of the Registration Statement.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan at (212) 455-3575 or Rafael Vasquez at (212) 455-3566.

Very truly yours, /s/ Simpson Thacher & Bartlett LLP

Enclosures

cc: George Hoyt